UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-50984

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District
Beijing 10015, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

On February 4, 2016, the registrant announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which a consortium of certain of the registrant’s existing shareholders along with Seagull Limited and certain members of management will acquire the registrant. Copies of the press release issued by the registrant regarding the foregoing and of the Merger Agreement are filed herewith as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELONG, INC.

By	:	/s/ Philip Yang
Name	:	Philip Yang
Title	:	Chief Financial Officer

Date: February 4, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated February 4, 2016.

99.2	Agreement and Plan of Merger, dated as of February 4, 2016, by and among China E-dragon Holdings Limited, China E-dragon Mergersub Limited and eLong, Inc.